[Encore Acquisition Company Letterhead]
November 13, 2009
via EDGAR
Mr. Karl Hiller
Ms. Tracie Towner
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Encore Acquisition Company
Letter Dated October 30, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
Schedule 14A Definitive Proxy Statement
Filed April 3, 2009
File No. 001-16295
Dear Mr. Hiller and Ms. Towner:
          Encore Acquisition Company, in accordance with the above referenced letter, hereby notifies you that it expects to provide a response to the staff’s comments by November 30, 2009. The company received the letter on October 30, 2009 and requires additional time to formulate a thorough response.

Respectfully,
/s/ Andrea Hunter
Andrea Hunter
Vice President, Controller and Principal Accounting Officer